Exhibit 12

ROCKWOOD SPECIALTIES GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
($ in millions, except ratios)	2010	2009	2008	2007	2006
Determination of earnings (losses):
Income (loss) from continuing operations before taxes	$204.5	$10.2	$(670.0)	$131.6	$101.2
Add:
Interest expense (a)	151.8	180.2	231.1	219.3	199.9
Rent expense (b)	9.5	9.3	9.4	8.1	8.3
Total earnings (losses) as defined	$365.8	$199.7	$(429.5)	$359.0	$309.4

Fixed charges:
Interest expense (a)	$151.8	$180.2	$231.1	$219.3	$199.9
Rent expense (b)	9.5	9.3	9.4	8.1	8.3
Capitalized interest	—	—	—	—	0.3
Total fixed charges	$161.3	$189.5	$240.5	$227.4	$208.5

Ratio of earnings to fixed charges	2.3	1.1	— (c)	1.6	1.5

(a)                Interest expense includes amortization of debt expenses.

(b)               Rent expense included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor of our leases, which are not material.

(c)                Earnings were insufficient to cover fixed charges by $670.0 million for the year ended December 31, 2008. Earnings for the year ended December 31, 2008 included a non-cash pre-tax goodwill impairment charge of $717.5 million.